Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-127667 on Form S-8 of our reports dated March 16, 2009, relating to the financial statements of Heartland Payment Systems, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the discovery of a criminal breach of the Company’s payment systems environment that apparently had occurred during some portion of 2008) and the effectiveness of Heartland Payment Systems, Inc.’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Heartland Payment Systems, Inc. and subsidiaries for the year ended December 31, 2008.

/s/ Deloitte Touche LLP
Philadelphia, PA
March 16, 2009